Exhibit 99.(d)(26)

THIRD AMENDMENT TO

INVESTMENT ADVISORY AGREEMENT

FOR

THE OAKMARK INTERNATIONAL SMALL CAP FUND

HARRIS ASSOCIATES INVESTMENT TRUST, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end diversified management investment company (the “Trust”), and HARRIS ASSOCIATES L.P., a Delaware limited partnership registered under the Investment Advisers Act of 1940, as amended as an investment adviser (the “Adviser”), agree that paragraph 6 of the investment advisory agreement between the parties for The Oakmark International Small Cap Fund (the “Fund”) dated October 30, 2000, as heretofore amended, is further amended as of the date of this amendment to read as follows:

6.             Compensation of Adviser.  For the services to be rendered and the charges and expenses to be assumed and to be paid by the Adviser hereunder, the Trust shall pay out of Fund assets to the Adviser a monthly fee, based on the Fund’s net assets as of the last business day of the preceding month, at the annual rate of 1.25% on the first $500 million, 1.10% from $500 million - $1.5 billion, 1.05% from $7.5-3.5 billion and 1.025% in excess of $3.5 billion.  The fee payable hereunder shall be reduced proportionately during any month in which this agreement is not in effect for the entire month.

Dated:    November 1, 2006

HARRIS ASSOCIATES INVESTMENT TRUST

By:	/s/ John R. Raitt

HARRIS ASSOCIATES L.P.
by Harris Associates, Inc.
its General Partner

By:	/s/ John R. Raitt